1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

January 10, 2024

Asen Parachkevov

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0504

Re:	Antares Strategic Credit Fund File No: 000-56613

Dear Mr. Parachkevov:

We are writing in response to comments provided on December 21, 2023 with respect to the registration statement on Form 10 filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2023 (the “Registration Statement”) on behalf of Antares Strategic Credit Fund (the “Fund”), a closed-end management investment company that intends to elect to be treated as a business development company (“BDC”). Changes to the Registration Statement noted below will be reflected in a subsequent submission of the Registration Statement. The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the SEC Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General

Comment 1.     Please confirm that no preferred shares or debt will be offered during the first 12 months of operations.

Response 1.     The Fund hereby confirms that it will not issue preferred shares in the first 12 months of operations. The Fund may issue debt within the first 12 months of operations, including in the form of secured borrowings at the Fund level or at a subsidiary level or in the form of unsecured borrowings.

Comment 2.     In “The Fund is Subject to Risks Relating to Public and Other Disclosure Obligations” Risk Factor on page 42, disclosure indicates that the Fund may have subsidiaries. Please provide the disclosures requested below regarding such subsidiaries.

Please note that “subsidiary,” when used in the comments below, refers to an entity (regardless of whether or not the Company set up the entity) that (1) is primarily controlled (as defined below) by the Fund; and (2) primarily engages in investment activities in securities or other assets.

With regard to any subsidiary of the Fund, please disclose that:

a.	The Fund will comply with the provisions of the Act governing capital structure and leverage (Section 61) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own.

b.	Any investment adviser to the subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.

c.	The subsidiary complies with provisions relating to affiliated transactions and custody (Section 57). Also, please identify the custodian of the subsidiary.

d.	The subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary.

e.	If the Fund will only invest through wholly-owned Subsidiaries, the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. “Primarily controlled” means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the Act , and (2) the Fund’s control of the unregistered entity is greater than that of any other person.

f.	Please also confirm in correspondence that: (1) the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table requested below; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; and (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder (4) whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not?

Response 2.

a.	The disclosure will be revised accordingly in an amendment to the Registration Statement.

b.	The Fund respectfully submits that the investment advisory agreement covers both the Fund and its subsidiaries.

c.	The disclosure will be revised accordingly in an amendment to the Registration Statement.

d.	The disclosure will be revised accordingly in an amendment to the Registration Statement.

e.	The Fund respectfully submits that it does not intend to invest solely through wholly-owned subsidiaries.

f.	The Fund does not expect there to be a separate investment advisory agreement with the subsidiaries, management fees charged at the subsidiary level, or a board at the subsidiary level.

Comment 3.     Please clarify whether the Fund will invest in hedge funds and/or private equity funds that rely on Section 3(c)(1) or Section 3(c)(7) of the Act. To the extent that the Fund will invest in such entities, please disclose in an appropriate location that such investments will not exceed 15% of the Fund’s net assets. If the Fund intends to invest more than 15% of its net assets in such entities, please revise the disclosure to indicate that the minimum initial investment will be at least $25,000.

Response 3.     The Fund does not intend to invest in hedge funds and/or private equity funds that rely on Section 3(c)(1) or Section 3(c)(7) of the Act and respectfully does not believe the disclosure indicates it will.

Explanatory Note

Comment 4.     Please add bold bullet points explaining that:

•	The Fund intends to invest primarily in the securities of privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•	The Fund will elect to be regulated as a BDC under the Investment Company Act of 1940 (the “Act”), which imposes restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments.

Response 4.     The disclosure will be revised accordingly in an amendment to the Registration Statement.

Comment 5.     In the fourth bullet point paragraph on page 4, please:

a.	disclose that the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance (e.g., waiver of management and/or incentive fees).

b.	clarify that to the extent the Fund’s distributions are a return of capital, the distributions should not be considered the dividend yield or total return of an investment in the Common Shares.

c.	that the amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in its shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of the Common Shares.

Response 5.     The Fund respectfully submits that the relevant disclosure is included under the risk factor captioned “The Fund is Subject to Risks Relating to Distributions.” The disclosure will be revised in an amendment to the Registration Statement to include cross-references to this risk factor in the applicable spots.

Item 1. Business.

Comment 6.     In the first paragraph on page 6, the disclosure states that the Fund intends to sell Common Shares on a continuous basis at a price “generally” equal to the Fund’s net asset value (“NAV”). Please explain supplementally the qualification and confirm that the Fund will comply with Section 23(b) of the Act.

Response 6.     The Fund supplementally confirms that it with comply with Section 23(b) of the Act. Pursuant to Section 23(b), the Fund may issue shares below NAV under certain enumerated circumstances. The Fund could also sell shares at a price above NAV and comply with Section 23(b), although it does not currently intend to do so. As such, the Fund respectfully submits that the modifier ‘generally’ tracks the requirements and contours of Section 23(b).

Comment 7.     The disclosure in the sixth paragraph states that under normal circumstances, the Fund will invest at least 80% of its total assets (net assets plus borrowings for investment purposes) in “private credit investments”. Elsewhere in the section, the disclosure states that the Fund’s investment strategy focuses on Portfolio Loans to U.S. borrowers. Please clarify whether the terms “private credit investments” and “Portfolio Loans” reference the same category of investments and amend the disclosure accordingly.

Response 7.     The disclosure will be revised accordingly in an amendment to the Registration Statement. The Fund respectfully submits that Portfolio Loans are a subset of private credit investments, but as noted in the disclosure, broadly syndicated loans and corporate bonds are part of the Fund’s investment strategy as well.

Comment 8.     Please include disclosure in this section that discloses that the Fund intends to lend to PE sponsor-backed middle-market companies and clarify the relationship of Antares Parties to such portfolio companies.

Response 8.     The disclosure will be revised accordingly under the “Market Opportunity” section in an amendment to the Registration Statement.

Comment 9.     Please define “covenant-lite loans.” We note that “cov lite loans” is used in the Risk Factors. Please use a consistent definition.

Response 9.     The disclosure will be revised accordingly in an amendment to the Registration Statement.

Comment 10.  Disclose if the Fund intends to invest in non-performing, defaulted or partially defaulted loans. If applicable, please disclose the corresponding risks associated with such investments.

Response 10.   The disclosure will be revised accordingly in an amendment to the Registration Statement. In addition, the Fund respectfully submits that the disclosure currently covers the risks associated with investments in non-performing, defaulted or partially defaulted loans. As noted in the risk factor “The Composition and Characteristics of the Portfolio Loans will Change over Time,” the characteristics of the Portfolio Loans will change over time for a number of reasons, including “extensions, waivers, modifications, restructuring, work-outs, delinquencies and defaults on Portfolio Loans.” Further, under the risk factor “Non-Investment Grade Loans to Middle Market Companies Involve Particular Risks,” the Fund discloses that the Portfolio Loans may experience defaults for a variety of reasons and discusses the costs and time delays associated with addressing the default and the characteristics of income or impairment to principal that may occur in such situations. In addition, the risk factors titled “The Fund is Subject to Collateral Risk” and “Liens Arising by Operation of Law may Take Priority over the Fund’s Liens on an Obligor’s Underlying Collateral and Impair the Fund’s Recovery on a Portfolio Loan in the Event of a Default or Foreclosure on that Portfolio Loan” outline certain key risks associated with having a subordinated claim.

Overview of the Advisers and Antares

Comment 11.     In footnote one, please disclose the Adviser’s regulatory assets under management under Item 5.F of Form ADV, as reported by the Adviser on its current Form ADV.

Response 11.     The Fund respectfully submits that such disclosure is not required pursuant to the form. The registration statement discloses that the Adviser is newly-formed entity that is a wholly-owned subsidiary of Antares Capital LP and functions as part of the broader Antares enterprise. As such, we respectfully submit that information about the broader Antares platform is more relevant to investors.

Market Opportunity

Comment 12.     We note that the disclosure in the section briefly refers to unitranche debt. To the extent that holding unitranche debt will be a principal part of the Fund’s strategy, please define unitranche debt and include a cross reference refer to the related risks factors.

Response 12.     The disclosure will be revised accordingly in an amendment to the Registration Statement.

Investment Objective and Strategy

Comment 13.     In the third paragraph on page 8, please describe the terms of any proposed share repurchase program. We note that the disclosure in the Risk Factors indicates that the fund will make semi-annual repurchase offers under its share repurchase program. We may have additional comments.

Response 13.     The disclosure will be revised accordingly in an amendment to the Registration Statement.

Comment 14.     In the fourth paragraph on page 9, the Fund indicates that it will invest at least 80% of total assets in private credit investments. Please discuss the expected maturity and duration of these investments. Please clearly explain the extent to which the Fund intends to engage in origination activities and briefly describe the loan selection process. Please clarify whether the Fund intends to originate whole loans to retain within the Fund, intends to syndicate such loans, intends to invest itself in syndicated loans, or all of the above. Furthermore, where appropriate, please add applicable disclosure addressing:

a.	Any limits on loan origination by the Fund, including a description of any limits imposed by the Fund’s fundamental restrictions and related interpretations including with respect to making loans;

b.	The loan selection process, including maturity and duration of individual loans and any limits on the amount of loans the Fund may originate to issuers in the same industry;

c.	The underwriting standards for these loans; and

d.	Whether the Fund will be involved in servicing the loans, and if so, a description of its servicing obligations.

Response 14.

The disclosure will be revised accordingly in an amendment to the Registration Statement. In addition, as noted in the ‘Investment Objective and Strategy’ section, the Fund notes that “We expect to invest in co-investment transactions with other Antares funds” pending the SEC granting exemptive relief.

a.	The Fund respectfully notes that it does not have any fundamental restrictions that would relate to the Fund’s expected loan origination activities. We respectfully note that the reference to “fundamental” restrictions seems to be a reference to Section 8 of the 1940 Act, which does not apply to a fund that has elected to be a BDC.

b.	The disclosure will be revised accordingly under the “Investment Selection” section in an amendment to the Registration Statement.

c.	The disclosure will be revised accordingly under the “Investment Selection” section in an amendment to the Registration Statement.

d.	The Fund respectfully submits that it does not expect to have servicing obligations.

Comment 15.     Please state whether the 80% policy is a fundamental policy and disclose the requirements for changing the policy.

Response 15.     The disclosure will be revised accordingly in an amendment to the Registration Statement.

Investment Committee

Comment 16.     The disclosure on page 9 states that the Fund’s Investment Team consists of members who are officers or employees of the Adviser “or its affiliate.” Please specify which affiliate. Does the Adviser intend to enter into resource sharing agreements? Please disclose.

Response 16.     The disclosure will be revised accordingly in an amendment to the Registration Statement.

Allocation of Investment Opportunities

Co-Investment Relief

Comment 17.     Please advise us of the status of the Fund and the Adviser’s request for co-investment relief and whether the Fund intends to revise, delete or otherwise modify any of the disclosures in the Allocation of Investment Opportunities section to align the disclosure with the terms and conditions of co-invest orders. Depending on your response, we may have additional comments.

Response 17.     The Fund has submitted a response letter to comments received on the application for co-investment relief on December 29, 2023. The disclosure will be revised consistent with the comment above in an amendment to the Registration Statement.

Comment 18.     The Staff notes that the definition of "Antares Party" includes any of Antares Holdings consolidated subsidiaries or joint ventures whose equity securities or whose subordinated notes or other interests that constitute the economic equity therein, as applicable, are directly or indirectly majority-owned by Antares Holdings.

The disclosure in Item 1: Business also states that the Fund is expected to acquire Portfolio Loans that have been "sourced" or underwritten by Antares Parties. The risks disclosures on page 37 further states that when such partners are engaged, "the Adviser may not have the opportunity to diligence the individual investments in which the Fund participates."

Please provide your detailed analysis as to whether Antares Parties would be considered "affiliates" of the Fund or the Adviser, as such term is defined in Section 2(a)(3) of the Act.

The staff also notes the extensive disclosures on pages 74 through 80 regarding potential conflicts of interest related to the proposed arrangements with the Antares Platform. Please explain supplementally how the loan origination arrangements will comply with Section 10(f)(3), Section 57 and Rule 17d-1 under the Act. We will provide additional comments on the conflicts disclosure after we have had an opportunity to review your response.

Response 18.     The Fund respectfully submits that the term “underwritten” as used in this context in the Registration Statement refers to the process by which Antares Parties evaluate and determine the potential risk associated with a particular Portfolio Loan and that this is a commonly understood meaning of the term within the industry. The Fund confirms that the Antares Parties will not be engaging in the purchase and subsequent sale of Portfolio Loans to the Fund, and accordingly, the intended arrangements will comply with the aforementioned rules and regulations.

The disclosure in Item 1: Business will be revised in an amendment to the Registration Statement.

The Fund respectfully submits that whether and how any individual Antares Party is an affiliate under Section 2(a)(3) is a fact dependent inquiry, but generally expects that the Antares Parties will be either “close” or “remote” affiliates of the Fund pursuant to Section 57.

Competition

Comment 19.     On page 10, the disclosure refers to the “target investment size.” Please provide disclosure about the Fund’s target investment size in the discussion of the Fund’s investment objective and strategy.

Response 19.     The disclosure will be revised to refer to the Fund’s “target investment market” in an amendment to the Registration Statement.

Development of Business

Comment 20.     The disclosure on page 10 states that Antares intends to contribute assets in exchange for shares of the Fund prior to the Fund’s election as a BDC. Please explain in your response whether such assets would include affiliated investments. Would such assets include investments from the Antares Platform? Please disclose when such investments were made and by whom. Would the Adviser purchase these investments before contributing to the Fund, from what investors and when? We may have additional comments and questions.

Response 20.     As disclosed in the Form 10, certain assets will be contributed to the Fund by an affiliate prior to the Fund making its BDC election in exchange for shares of the Fund. Because this transaction will happen prior to the BDC election, we respectfully submit that the contribution of assets will not raise issues under the Act. Consistent with your comments, the disclosure will be revised in an amendment to the Registration Statement.

The Private Offering

Comment 21.     In the first paragraph, please specify the other exemptions from registration requirements of the Securities Act on which the Fund will rely.

Response 21.     The Fund respectfully submits that the specific exemptions were included in the third sentence of the first paragraph. The Fund has revised the order of the sentences to enumerate the exemptions from registration in the second sentence.

Minimum Offering Requirement

Comment 22.    The disclosure on page 11 stats that the Fund anticipates that unaffiliated investors will purchase at least “$[300] million” of Common Shares in the initial closing. Please delete or explain the consequences of not meeting the goal.

Response 22.     The disclosure will be revised accordingly in an amendment to the Registration Statement.

Investment Advisory Agreement

Pre-Incentive Fee Net Investment Income

Comment 23.     Please consider disclosing a fee table that conforms to the requirements of Item 3 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3 of Form N-2.

Response 23.      The Fund respectfully declines to include a fee expense table or expense example.

Regulation as a BDC

Code of Ethics

Comment 24.     On page 23, please delete the reference to the address and telephone number for the Public Reference Room and explain that the code of ethics is available on the EDGAR Database at the Commission’s internet site at http://www.sec.gov in addition to being able to request a copy from the email address provided.

Response 24.      The disclosure will be revised accordingly in an amendment to the Registration Statement.

Reporting Obligations

Comment 25.     Please clarify that other beneficial owners in addition to the Trustees, officers, and principal members also will be subject to the Section 13 reporting requirements.

Response 25.      The disclosure will be revised accordingly in an amendment to the Registration Statement.

Item 1A. Risk Factors

There are Investment Limitations Related to Antares Holdings’ Environmental, Social and Governance Policy

Comment 26.     The disclosure on page 35 indicates that the loans sourced through the Antares Platform are done in accordance with the Antares Responsible Investment Policy. Please briefly describe that policy in an appropriate location in the prospectus and identify the “certain industries in which the Adviser will not invest.” Additionally, clearly disclose whether an investment could be made in a company that does not meet Antares Holdings’ ESG Policy or that scores poorly on ESG factors if it scores strongly on other non-ESG factors that are considered.

Response 26.      The disclosure will be revised accordingly in an amendment to the Registration Statement.

The Fund is Subject to Risks Relating to the Use of Proceeds

Comment 27.     The disclosure indicates that the Fund “intends to make all distributions of net proceeds in accordance with the terms herein.” We note disclosure about the use of cash from a number of sources, including the private offering, in the “Financial Condition, Liquidity and Capital Resources” section.

Please discuss the Fund’s intentions regarding distributions of net proceeds or consider deleting this risk factor because the registration statement is not for a capital-raising transaction. We also note that disclosure in “The Fund May Need to Raise Additional Capital” refers to “this offering.” Please revise disclosure throughout the registration statement to clarify that the registration statement does not register a transaction.

Response 27.      The disclosure will be revised accordingly in an amendment to the Registration Statement.

The Timing of Repurchase May be Disadvantageous

Comment 28.    Disclosure on page 37 indicates that offers will be made at NAV per share and that shareholders will be required to provide notice of the intent to participate prior to knowing what the NAV per share will be on the repurchase date. The tender offer rules require that the specified amount of cash per share to be paid, the total number of shares to be purchased, and the total amount of funds required to purchase the maximum amount of shares being sought must all be stated at commencement of an offer. See Item 4 of Rule 14d-100 (Schedule TO), incorporating Item 1004(a)(1)(i) and (ii) of Regulation MA, and Item 7 of Rule 14d-100 (Schedule TO), incorporating Item 1007(a) of Regulation MA. Please delete this disclosure or revise it.

Response 28.     The Fund respectfully acknowledges this comment. Item 1004(a)(1)(i) of Regulation M-A provides that the total number and class of securities sought in the tender offer is a material term of the transaction and must be stated in the tender offer materials, and Item 1004(a)(1)(ii) of Regulation M-A provides that the type and amount of consideration offered to security holders is a material term of the transaction and must be stated in the tender offer materials. Item 1007(a) of Regulation M-A provides that the amount of funds or other consideration required to purchase the maximum amount of securities sought in the tender offer must be stated in the tender offer materials.

The Fund respectfully submits that the disclosure sets forth that the total number and class of securities sought, type and amount of consideration and amount of funds required to purchase the maximum amount of securities will be contained in the Schedule TO and related materials. The Fund does so by stating that shares will be repurchased using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter. The disclosure further states that it intends to limit the number of shares to be repurchased to no more than 7.5% of our outstanding Common Shares as of the last day of the immediately preceding semi-annual period, and that the repurchase offers are intended to be conducted in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act. The Fund further submits that the disclosure in the Schedule TO and related materials, prepared in accordance with the disclosure provided in the Fund’s Form 10 and private placement memorandum, are sufficient to describe total number and class of securities sought, type and amount of consideration and amount of funds required to purchase the maximum amount of securities by referring to the formulas concerning the NAV per share and limitations on the maximum amount of securities that the Fund will purchase.1

Nonetheless, the disclosure regarding the repurchase price has been removed.

[1]	The Fund notes that the current Schedule TO requirement does not require an exact number of securities sought. For example, the total number of securities in a modified Dutch auction tender offer may be disclosed in terms of the maximum number that can be purchased, subject to the number of shares tendered and the price at which those shares are tendered. The Fund also notes that it does not have discretion over the number of shares tendered in a repurchase offer. Therefore, the number of shares to be repurchased is not known at the commencement of the offer. However, as set forth in the disclosure and similar to a modified Dutch auction tender offer, the number of shares to be repurchased, or sought in the offer, is limited to a maximum amount, equal to 7.5% of the Fund’s outstanding Common Shares as of the last day of the immediately preceding semi-annual period. The prospectus also discloses that in the event the number of shares tendered exceeds the maximum repurchase offer amount, shares will be repurchased on a pro rata basis. This approach is consistent with the tender offer practices of other BDCs in the market that conduct tender offers in accordance with Rule 13e-4 and Regulation 14E.

The Fund notes that the requirement to state the amount of consideration offered to security holders does not require that the Fund state an exact amount per share to be paid. For example, the consideration offered to security holders in a modified Dutch auction tender offer may be disclosed in terms of a minimum amount and maximum amount of consideration subject to the price at which those shares are tendered, rather than an exact per share price. As stated in the disclosure, the Fund intends to repurchase shares at a repurchase price equal to the NAV per share as of the last calendar day of the prior semi-annual period. The NAV per share is the amount of consideration offered to security holders required by Item 1004(a)(1)(ii) of Regulation M-A. This approach is consistent with the tender offer practices of other BDCs in the market that conduct tender offers in accordance with Rule 13e-4 and Regulation 14E.

The Fund is Subject to Risks Relating to Minimum Utilization and Prepayment Penalties under a Portfolio Credit Facility

Comment 29.     Please advise us of the status of entering into a portfolio credit facility and include risks specific to that credit facility. Please file any material credit agreements.

Response 29.     The Fund supplementally confirms that as of the date of this filing it has not entered into any credit facilities, but if the Fund enters into a credit facility it will comply with all federal securities law requirements regarding the disclosure of the facility and will file any material credit facility agreements.

Item 6. Executive Compensation

Comment 30.     Disclosure indicates that the Fund will bear the compensation of the chief compliance officer. Please advise whether the Fund will pay these amounts to Antares Capital. If not, provide Item 402 disclosure for Ms. Gupta.

Response 30.     The Fund will be charged an allocable portion of Ms. Gupta’s compensation, pursuant to the Administration Agreement with the Adviser.

Item 7. Certain Relationships and Related Transactions, and Trustee Independence

Comment 31.     In the italicized paragraph on page 80, please delete the first sentence that begins “The foregoing list of conflicts ….” The Fund should disclose all material conflicts of interest.

Response 31.     The Fund respectfully submits that the combinations and permutations of situations that could result in a conflict are extensive and such possible conflicts may not be known or knowable at this time. As such, removing the first sentence would result in less accurate disclosure.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters

Comment 32.     Please state the approximate number of holders of the Common Shares as of the latest practicable date. See Item 201(b) of Regulation S-K and Item 9 of Form 10.

Response 32.      The disclosure will be revised accordingly in an amendment to the Registration Statement.

Accounting Comments

Comment 33.     Please discuss in your response letter the Fund’s method for accounting for offering costs. Please include appropriate U.S. GAAP citations that support the accounting treatment.

Response 33.     The Fund confirms that it accounts for offering expenses in accordance with U.S. generally accepted accounting principles. As discussed in ASC 946-20-35-5, offering costs incurred prior to commencement of operations by closed-end funds with a continuous offering period should be accounted for as a deferred charge until operations commence and thereafter are amortized over twelve months on a straight-line basis. The Fund confirms that offering costs will be deferred and thereafter amortized in accordance with the accounting literature.

Comment 34.     Please include numeric examples demonstrating the operation of the incentive fee in the prospectus.

Response 34.     The Fund respectfully declines to include this information as it is not required by Form 10 and that the Form 10 is not a prospectus.

Comment 35.     Disclosure in the prospectus states that the Adviser has agreed to waive its management fee and incentive fee for the first six months following the date on which unaffiliated investors first invest in the private offering. Please confirm if the fees waived are subject to recoupment.

Response 35.     The Fund hereby confirms that the fee has been irrevocably waived and is not subject to recoupment.

Comment 36.     Please ensure that the Fund will comply with the Exchange Act reporting requirements in filing their first 10-Q or 10-K. After a registrant’s first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual report on Form 10-K is due within 90 days after its fiscal year-end.

Response 36.     The Fund respectfully acknowledges the comment.

Exhibit Index

Comment 37.     As a reminder, each exhibit is required to include the appropriate hyperlinks. See Item 601(a)(2) of Regulation S-K and Item 15 of Form 10.

Response 37.     The Fund respectfully acknowledges the comment.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld